Mail Stop 3561

								September 14, 2005

Paul Lipschutz
Chief Executive Officer
Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, PA 18901

Re:	Collectible Concepts Group, Inc.
	Form 10-KSB for the Fiscal Year Ended February 28, 2005
	Form 10-QSB for Fiscal Quarter Ended May 31, 2005
	Schedule 14C filed September 6, 2005
	File No. 0-30703

Dear Mr. Lipschutz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended February 28, 2005

Description of Business, page 2
1. Please revise your disclosure to identify your major (89%) customer. See Item 101(b)(6) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 7
2. Please provide the disclosure required by Item 201(d) of Regulation S-B.

Recent Sales of Unregistered Securities, page 7
3. We note your disclosure of recent sales of unregistered securities. Please furnish the complete disclosure required by Item
701 of Regulation S-B. In this regard, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please provide us with your legal analysis as to why these issuances of securities should not be integrated and should not have been registered under the Securities Act.
4. We note that you disclose that you do not have a sufficient number of authorized shares available to issue to convertible debt holders if they all converted their shares to common stock. Please provide greater disclosure as to how this miscalculation occurred and the steps necessary to authorize additional shares.
5. Please revise the disclosure of your sales of unregistered securities in this section to ensure that it is internally consistent and consistent with the disclosure under Liquidity and Capital Resources. You also should include the issuances of convertible notes in this disclosure.

Management`s Discussion and Analysis or Plan of Operation, page 9
6. If material, please file your agreement with Joe Theismann as an exhibit. See Item 601(b)(10) of Regulation S-B.
7. Please revise your disclosure to identify the party to whom you sold 2.5% of your future revenues from your NFL, NBA and possible MLB licenses.






Liquidity and Capital Resources, page 11
8. Please include in your disclosure the impact on liquidity of the
terms of your Securities Purchase Agreement with AJW Offshore
Ltd.,
AJW Qualified Partners, LLC, AJW Partners, LLC and Millennium
Capital
Partners II, LLC. Please add disclosure that addresses the possibility that the number of shares you issue in connection with a draw down under the Securities Purchase Agreement will be based upon
a discount to the then-prevailing market price and, as a result, the
lower the stock price at the time of the draw down, the more common
shares the stockholder will receive. To the extent that these investors receive and then sell their common stock, the common stock price may decrease due to the additional shares in the market.
This
could allow these investors to receive even greater amounts of common
stock, the sales of which would further depress the stock price.
9. We note the chart you included on page 7 of your Schedule 14C concerning the amount of shares you would be required to issue under the terms of the Securities Purchase Agreement based on market prices
of 25%, 50% and 75% below the market price of $0.0016.  Please expand
your disclosure to provide a similar chart in your discussion of the
Securities Purchase Agreement.
10. Please expand your discussion to disclose your liquidity on both
a short-term and long-term basis and your ability to fund your operations. See Item 303 of Regulation S-B.
11. Please expand your disclosure to include your default of the requirement that you effectuate a registration statement within 150 days from the sale of convertible securities.
12. Please disclose the amount of the unpaid royalty payments due on your sports licenses.

Controls and Procedures, page 18
13. Please expand your discussion to disclose whether you believe the steps you have taken will correct your material deficiencies and significant weakness and when you expect the changes to be effective.








Exhibits, page 24
14. We note your discussion in your Management`s Discussion and Analysis or Plan of Operation of several licensing agreements. For example, you discuss entering into licensing agreements with DPI, the
NFL, the Arena Football League and the NBA. Please file these agreements. See Item 601(b)(10) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended May 31, 2005

Notes to Condensed Consolidated Financial Statements as of May 31,
2005, page 7

Note 6, page 14
15. We note that you purchased 15,000,000 shares of your common stock from your Chief Executive Officer and his wife for $30,000.
Please
advise us whether the purchases were on comparable terms to recent issuances and provide similar disclosure in future reports.

Controls and Procedures, page 24
16. Please update your discussion to disclose your progress in correcting your material deficiencies and weaknesses and when you anticipate that they will be corrected.

Change in Securities and Use of Proceeds, page 25
17. Please identify the person(s) or the class of person(s) that purchased the securities issued. These securities appear to have been issued in exchange for services rendered. Please state the value of the services rendered. Also, please ensure that this disclosure is consistent with your disclosure of the sales of securities found in your Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Schedule 14C filed September 6, 2005

Amendment to the Articles of Incorporation, page 4
18. In the first paragraph, you indicate that you propose to increase the number of authorized shares to 10,000,000,000, yet, in the notice to stockholders, you indicate that this amount is 15,000,000,000.
Please reconcile these amounts.

19. In the first paragraph of this disclosure you state that a majority of stockholders had approved the amendment to your Certificate of Incorporation. It appears from the context that it was the board that approved the amendment. Please revise.

2005 Incentive Stock Option Plan, page 15
20. Please provide all of the information required by Item 1 of
Schedule 14C and Item 10 of Schedule 14A. Please file the stock option plan as an appendix to the information statement. See
Instruction 3 to Item 10 of Schedule 14A.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551- 3238 or me at
(202) 551-3720 with any questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director





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Paul Lipschutz
Collectible Concepts Group, Inc.
September 14, 2005
Page 6